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                                                File No. 70-7202







                Securities and Exchange Commission
                     Washington, D.C.   20549

                   CERTIFICATE OF NOTIFICATION
                   Pursuant to Rule 24(a) under
            Public Utility Holding Company Act of 1935

                             Filed by

                NEW ENGLAND ELECTRIC SYSTEM (NEES)
                 NEW ENGLAND POWER COMPANY (NEP)
       NEW ENGLAND ELECTRIC TRANSMISSION CORPORATION (NEET)

  It is hereby certified that the transactions covered by the statement on Form U-1, as amended by Amendment Nos. 1, 2, and 3 thereto, and the Order of the Securities and Exchange Commission dated August 7, 1986, with respect thereto, have been carried out in accordance with the terms and conditions of and for the purposes represented in said Statement and the Order of the Commission, as follows:

  NEES' equity interest in NEET may be reduced from time to time through repurchase by NEET of its common stock in accordance with the terms of the Equity Funding Agreement, dated as of December 1, 1985, between NEET and NEES. In order to maintain the approximate ratio of equity investment to total capital that existed during the first year of commercial operation of the NEET Project, on March 19, 1996, NEET purchased 10 shares of NEET stock from NEES at a price of $27,458.10 per share for a sum of $274,581.00.

  The required "Past Tense" Opinion is filed herewith as Exhibit F.

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                            SIGNATURES

  Pursuant to the requirements of the Public Utility Holding
Company Act of l935, the undersigned companies have duly caused this Certificate of Notification (Commission's File No. 70-7202) to be signed on their behalf by the undersigned officers thereunto duly authorized.

                              NEW ENGLAND ELECTRIC SYSTEM


                                 s/Michael E. Jesanis
                              By
                                 Michael E. Jesanis
                                 Treasurer


                              NEW ENGLAND POWER COMPANY


                                 s/John G. Cochrane
                              By
                                 John G. Cochrane
                                 Assistant Treasurer


                              NEW ENGLAND ELECTRIC TRANSMISSION
                                CORPORATION


                                 s/John G. Cochrane
                              By
                                 John G. Cochrane
                                 Treasurer


Date:  March 19, 1996



The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of the Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefor.